September 11, 2014

VIA EDGAR AND EMAIL

Re:	Medley Management Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed on September 11, 2014

File No. 333-198212

Christian Windsor, Esq. Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Dear Mr.  Windsor:

To facilitate the Staff’s review of the above-referenced Registration Statement, please find attached a PDF file of the “Capitalization,” “Dilution” and “Unaudited Pro Forma Financial Information” sections of the Registration Statement, in each case marked to show changes from the versions of these sections included as Annex A to our letter of September 5, 2014.

Please do not hesitate to call me at (212) 455-3986 with any questions or comments.

Very truly yours,

/s/ Joshua Ford Bonnie

Joshua Ford Bonnie